Exhibit 99.1

OneConnect Announces Annual General Meeting Results

SHENZHEN, China, May 29, 2025 /PRNewswire/ -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for the financial services industry in China, today announced the results of its annual general meeting of shareholders held in Shenzhen on May 29, 2025.

At the meeting, the shareholders of OneConnect Financial Technology Co., Ltd. approved, ratified and/or confirmed the following resolutions:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2024.

2.	(i) To re-elect Mr. Chen Dangyang as an executive Director.

(ii) To re-elect Ms. Xin Fu as a non-executive Director.
(iii) To re-elect Mr. Wenwei Dou as a non-executive Director.
(iv) To re-elect Dr. Yaolin Zhang as an independent non-executive Director.
(v) To re-elect Mr. Tianruo Pu as an independent non-executive Director.
(vi) To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company's solutions enable its customers' digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

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